March 11, 2005

By EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0309
Washington, D.C. 20549

Attn:     Joe Kempf, Staff Accountant
              Joe Cascarano, Staff Accountant

Re:        UniFirst Corporation
               Form 10-K for the fiscal year ended August 28, 2004
               Filed November 12, 2004
               File No. 001-08504

Ladies and Gentlemen:

        This letter is submitted on behalf of UniFirst Corporation, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended August 28, 2004 (the “Form 10-K”), as set forth in a letter dated February 18, 2004 to John B. Bartlett (the “Comment Letter”).

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

        Comment No. 1

        In future filings, please briefly describe your business combinations that would materially affect the comparability of the information reflected in selected financial data, or cross-reference to the appropriate footnote of the consolidated financials. See Item 301(b)(2) of Regulation S-K.

      Response to Comment No. 1

        In future filings, the Company will cross reference to the appropriate footnote that describes the Company’s business combinations that would materially affect the comparability of the information in the selected financial data as required by Item 301(b)(2) of Regulation S-K.

        Comment No. 2

        We refer you to your “Environmental and Other Contingencies” disclosures. MD&A disclosures made pursuant to the guidance provided by the SEC should be sufficiently specific to enable a reader to understand the scope of the contingencies affecting the registrant. In this regard, in future filings, your discussion of historical and anticipated environmental expenditures should, to the extent material, describe separately (a) recurring costs associated with managing hazardous substances and pollution in on-going operations, (b) capital expenditures to limit or monitor hazardous substances or pollutants, (c) mandated expenditures to remediate previously contaminated sites, and (d) other infrequent or non-recurring clean-up expenditures that can be anticipated but which are not required in the present circumstances. Disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular environmental sites that are individually material may be necessary for a full understanding of these contingencies.

      Response to Comment No. 2

        In future filings the Company will include in its MD&A, disclosure consistent with the Staff’s recommendations and the Company’s response to the Staff’s Comment No. 10. Please see the response to Comment No. 10 for the Company’s revised disclosures.

      Comment No. 3

        Choose from among the three disclosure formats provided by Item 305(a) and include more detailed quantitative information about foreign currency and interest rate market risk in future filings.

      Response to Comment No. 3

        In future filings, the Company will incorporate the Sensitivity Analysis disclosures as described by Item 305(a)(ii). These disclosures will quantify the potential change in future earnings resulting from hypothetical changes in interest rates and foreign currency exchange rates. The following is an example of the Company’s revised disclosure as of November 27, 2004.

Interest Rate Sensitivity

        The Company is exposed to market risk from changes in interest rates which may adversely affect its financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposures through its regular operating and financing activities. The Company is exposed to interest rate risk primarily through its borrowings under its $125 million Amended Credit Agreement with a syndicate of banks and its $90 million of Floating Rate Notes with a group of insurance companies. Under both agreements, the Company borrows funds at variable interest rates based on the Eurodollar rate or LIBOR rates. If the LIBOR rates fluctuated by 10%, interest expense would have fluctuated by approximately $50,000 for the quarter ended November 27, 2004 based on the current level of borrowing under these variable rate debt instruments as of November 27, 2004.

Foreign Currency Exchange Risk

        Management has determined that all of the Company’s foreign subsidiaries operate primarily in local currencies that represent the functional currencies of the subsidiaries. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date. The effect of exchange rate fluctuations on translation of assets and liabilities are recorded as a component of stockholders’ equity. Income and expense accounts are translated at average exchange rates during the year. As such, the Company’s financial condition and operating results are affected by fluctuations in the value of the U.S. dollar as compared to currencies in foreign countries. Revenue denominated in currencies other than the U.S. dollar represented approximately 6% of total consolidated revenues for the years ended August 28, 2004, August 30, 2003 and August 31, 2002 and assets denominated in currencies other than the U.S. dollar represented approximately 6 % and 7% of total consolidated assets at August 28, 2004 and August 30, 2003. If the exchange rates had changed by 10% during the quarter ended November 27, 2004, the Company’s revenues and assets for the quarter ended and as of November 27, 2004 would have changed by approximately $1.3 million and $4.8 million, respectively.

        The Company does not operate a hedging program to mitigate the effect of a significant rapid change in the value of the Canadian Dollar, Euro, British Pound, or Mexican Peso as compared to the U.S. dollar. Any gains or losses resulting from foreign currency transactions, including exchange rate fluctuations on intercompany accounts are reported as transaction gains (losses) in other income (expense). The intercompany payables and receivables are denominated in Canadian Dollars, Euros, British Pounds and Mexican Pesos. During the years ended August 28, 2004, August 30, 2003 and August 31, 2002, transaction gains (losses) included in other income (expense) were not material. If the exchange rates had changed by 10% during the quarter ended November 27, 2004, the Company would have recognized an exchange gain or loss in other income (expense) of approximately $300,000.

      Comment No. 4

        We note from your revenue descriptions in your general business section of Item 1 and in your MD&A that approximately 85% of your revenues in 2004 were generated from rental activity and the remaining 15% was generated from services and sales of garments. As required by Rule 5-03(b)(1) of Regulation S-X, in future filings, please revise your presentation in future filings to disclose separately revenues from rentals as compared to those generated from service activity and other. Concomitantly, please state separately expenses related to rental revenues from those related to services and other. See Rule 5-03(b)(2) of Regulation S-X. Please revise or advise.

      Response to Comment No. 4

        In Item I and in the MD&A, the Company stated the following:

        “In fiscal 2004, the Company generated $719.4 million in revenue, of which approximately 58% was from the rental of uniforms and protective clothing, 27% was from the rental of non-garment items, 8% was from garment decontamination services, 4% was from first aid cabinet services and other safety supplies, and 3% was from the direct sale of garments.”

        In future filings, the Company will revise its disclosure to reflect a more complete description of its revenue categories. The revised disclosure will read as follows:

        In fiscal 2004, the Company generated $719.4 million in revenue, of which approximately 93% was from the rental and cleaning of uniforms and protective clothing, non-garment items and specialty garments. Of the 93%, 54% of revenues were from the rental and cleaning of uniforms and protective clothing, 31% was from the rental and cleaning of non-garment items and 8% was from the rental and cleaning of specialty garments such as nuclear contaminated and cleanroom garments. The direct sale of first aid cabinet services and other safety supplies represented 4% of total revenue and the direct sale of garments and other non-garment items represented 3% of total revenue.

        Pursuant to the Rule 5-03(b)(1) of Regulation S-X, the Company will state separately on its Statement of Income, revenues and operating costs for the following categories; “Rental and Cleaning” and “Direct Sales” in future filings. The “Direct Sales” category will include sales and cost of sales as applicable, related to the direct sale of first-aid cabinet services and safety supplies and direct sale of garments, non-garment items and specialty garments.

      Comment No. 5

        In future filings, please revise the statements to comply with SAB Topic 11:B. We note that you exclude depreciation and amortization from the line item for “operating costs”.

      Response to Comment No. 5

        In future filings, the Company will comply with SAB Topic 11:B by modifying the income statement caption for Operating costs to include the notation “exclusive of depreciation and amortization”. The Company will also include this notation as part of its caption for Selling and administrative expenses. The Company also feels it is currently in compliance with the statement in SAB Topic 11:B related to not placing undue emphasis on “cash flow”. The Company currently includes Depreciation and amortization as a separate caption on its statement of income within costs and expenses to compute income from operations which does not result in reporting an amount representing income before depreciation and amortization.

      Comment No. 6

        Please tell us the basis of using a credit-adjusted risk-free rate of 4.0% for time periods ranging from 10 to 30 years when discounting environmental contingencies. For example, in comparison, we note that the credit-adjusted risk-free rates for discounting asset retirement obligations, which range from 1 to 30 years, range from 3.00% to 7.25%.

      Response to Comment No. 6

        The Company’s current disclosure in Note 1 – Summary of Critical and Significant Accounting Policies states, “The estimated liability for environmental and other contingencies has been discounted using a credit-adjusted risk-free rate of interest of 4.0% over periods ranging from ten to thirty years.” This disclosure will be revised to delete “credit-adjusted” and to state that the estimated liability for environmental and other contingencies has been discounted using risk free rates of interest ranging from 4% to 5%.

        SAB Topic 5:Y addresses the rate to be used in valuing environmental contingencies. SAB Topic 5:Y states, “The rate used to discount the cash payments should be the rate that will produce an amount at which the environmental or product liability could be settled in an arm’s length transaction with a third party. SOP 96-1 further states that the discount rate used to discount the cash payments should not exceed the interest rate on monetary assets that are essentially risk free and have maturities comparable to that of the environmental or product liability.”

        Therefore, the Company believes that its use of rates ranging from 4% to 5% is appropriate as it represents the “risk-free rates” applicable for the Company’s estimated payments. The Company uses a “credit-adjusted risk-free rate” for discounting asset retirement obligations as paragraph 9 of SFAS 143 requires. Please refer to the Company’s response to the Staff’s Comment No. 10 for revised disclosure related to environmental and other contingencies that the Company will use in future filings.

      Comment No. 7

       We note that you recognize environmental liabilities on a discounted basis. Besides disclosing the discount rate used, in future filings please disclose the following:
•    The expected payment for each of the five succeeding years and the aggregate amount thereafter;
•    A reconciliation of the expected aggregate undiscounted amount to amounts recognized in the balance sheet;
•    An explanation of material changes since the prior balance sheet date in the expected aggregate amount of the obligations (other than those resulting from a pay down of the obligation)
      Please refer to SAB Topic 5Y.

      Response to Comment No. 7

        In future filings the Company will include in Note 1 – Summary of Critical and Significant Accounting Policies disclosure consistent with the Staff’s recommendations and the Company’s response to the Staff’s Comments No. 10.

      Comment No. 8

        In connection with the Textilease purchase, describe for us in more detail, how you came to assign goodwill to one “reportable segment.” For example, explain to us whether there are any reporting units as contemplated by paragraph 50 of SFAS 141 in your varied list of business operations describing the one reportable segment in the fourth paragraph of Note 2 – Acquisitions.

      Response to Comment No. 8

        The Company stated in Note 2 – “Acquisitions”, that it assigned goodwill from the Textilease acquisition to only one reporting segment. The Company’s disclosure will be revised in future filings to state that it assigned the goodwill from the Textilease acquisition to only one reporting unit as defined by SFAS 142. The only reporting unit the goodwill from the Textilease acquisition was assigned to was the US and Canadian Rental and Cleaning reporting unit. This reporting unit designs, manufactures and purchases, rents, cleans, delivers and sells uniforms and protective clothing and non-garment items.

        The Company has determined that it has three reporting units as defined by SFAS 142; the US and Canadian Rental and Cleaning reporting unit, the Specialty Garments Rental and Cleaning reporting unit and the First-Aid reporting unit. The First Aid reporting unit provides its customers with first aid cabinet services and other safety supplies. Please refer to the Company’s response to the Staff’s Comment No. 9 for detailed discussion on how the Company determined its reporting units discussed above.

        In connection with the Textilease acquisition, the Company did allocate certain tangible assets and liabilities and amortizable intangible assets, based on a third-party valuation, to the First Aid reporting unit. However, no goodwill was allocated to this reporting unit. The Company’s decision was based on the guidance in paragraph 34 of SFAS 142 which states, “Goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit.” In accordance with the guidance of SFAS 142 paragraph 34, the Company concluded that the reporting unit that was expected to benefit from the synergies of the business combination was the US and Canadian Rental and Cleaning reporting unit.

        The Company’s interest in Textilease’s garment and non-garment rental and cleaning operations, which represented approximately 82% of Textilease’s annual revenues, was the primary driver in the Company’s decision to consummate the acquisition. The primary reason for the Company’s decision to purchase the Textilease’s first aid business, which represented approximately 18% of Textilease’s annual revenues, was Textilease’s requirement to include its first aid business as part of the sale. The Company also considered the fact that its primary competitor and market leader in the uniform rental business has a significant presence in the first aid market. Therefore, the Company felt that acquiring the first aid operations would help to defend its competitive position in the US and Canadian Rental and Cleaning reporting unit since not having a larger presence in the first aid market could result in potential customer losses in the US and Canadian Rental and Cleaning reporting unit as well as a competitive disadvantage in attracting new customers in the US and Canadian Rental and Cleaning reporting unit that may be attracted to our competitor’s variety of service and product offerings.

      Comment No. 9

        Using the guidance in paragraphs 30-32 of SFAS 142, tell us in detail how you determined your reporting unit(s) for purposes of performing your goodwill impairment test.

      Response to Comment No. 9

        As discussed in our response to the Staff’s Comment No. 11, the Company has determined that its operating segments are the US and Canadian Rental and Cleaning operating segment, the Specialty Garments Rental and Cleaning operating segment and the First Aid operating segment as each of these three business operations meets the criteria of an operating segment in paragraph 10 of SFAS 131.

        The US and Canadian Rental and Cleaning operating segment is comprised of eight regions and over 140 locations. The Company has determined that each location represents a separate component based on the criteria in paragraph 30 of SFAS 142. However, the Company has determined in accordance with paragraph 30 of SFAS 142 that this operating segment shall be deemed to be a reporting unit because all of its components are similar. Other than geographic location, the locations in the regions are all very similar when considering the criteria used in paragraph 17 of SFAS 131.

        The Specialty Garments Rental and Cleaning operating segment is comprised of approximately 16 locations which the Company has determined meet the criteria of a component. However, the Company has determined in accordance with paragraph 30 of SFAS 142 that this operating segment shall be deemed to be a reporting unit because all of its components are similar. Other than geographic location, the locations of this operating segment are all very similar when considering the criteria used in paragraph 17 of SFAS 131.

        The First Aid operating segment is a reporting unit due to the Company’s determination, in accordance with paragraph 30 of SFAS 142, that it comprises a single component.

        To summarize, the Company has determined that it has three reporting units as defined by paragraphs 30-31 of SFAS 142; the US and Canadian Rental and Cleaning reporting unit, the Specialty Garments Rental and Cleaning reporting unit and the First-Aid reporting unit.

      Comment No. 10

        Staff Accounting Bulletin 5:Y was issued to provide our interpretation of current accounting literature and disclosure requirements and serve as guidance for public companies in their disclosures regarding contingent liabilities. In that SAB, we clearly state that we believe that environmental liabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being unclear and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on a registrant’s financial condition, results of operations, or liquidity.

Among the disclosures called for in the SAB are as follows:
•	Circumstances affecting the reliability and precision of loss estimates;
•	The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;
•

Uncertainties with respect to joint and several liability that may affect the magnitude of the contingency, including disclosure of the aggregate expected cost to remediate particular sites that are individually material if the likelihood of contribution by the other significant parties has not been established;

•	Disclosure of the nature and terms of cost-sharing arrangement with other parties;
•

The extent to which disclosed but unrecognized contingent losses are expected to be recoverable through insurance, indemnification arrangements, or other sources, with disclosure of any material limitations of that recovery;

•	Uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers;
•	The time frame over which the accrued or presently unrecognized amounts may be paid out; and
•	Material components of the accruals and significant assumptions underlying estimates.
Please advise or revise in future filings.

      Response to Comment No. 10

        The following are the Company’s revised disclosures for MD&A, Note 1 – Summary of Critical and Significant Accounting Policies (Environmental and Other Contingencies) and Note 9 – Commitments and Contingencies as of August 28, 2004 which have been revised in response to the Staff’s Comments No. 2, 6, 7 and 10. The Company will include this disclosure in future filings.

         The following disclosure will be included in Management’s Discussion and Analysis, Critical Accounting Policies, as well as Note 1 to the Consolidated Financial Statements, Environmental and Other Contingencies:

The Company is subject to legal proceedings and claims arising from the conduct of their business operations, including environmental matters, personal injury, customer contract matters and employment claims. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants to ensure that all of the relevant facts and circumstances are considered, before a contingent liability is recorded. The Company records accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, the Company’s estimates of costs, insurance proceeds, participation by other parties and the timing of payments, and the input of outside consultants and attorneys.

The estimated liability for environmental contingencies has been discounted using risk-free rates of interest ranging from 4% to 5% over periods ranging from ten to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, management’s estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities. Refer to Note 9 of the Consolidated Financial Statements for additional discussion and analysis.

The following disclosure will be included in Management’s Discussion and Analysis, as well as Note 9 to the Consolidated Financial Statements, Commitments and Contingencies:

The Company and its operations are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries use and must dispose of detergent waste water and other residues. The Company is attentive to the environmental concerns surrounding the disposal of these materials and has through the years taken measures to avoid their improper disposal. In the past, the Company has settled, or contributed to the settlement of, actions or claims brought against the Company relating to the disposal of hazardous materials and there can be no assurance that the Company will not have to expend material amounts to remediate the consequences of any such disposal in the future.

Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants to ensure that all of the relevant facts and circumstances are considered, before a contingent liability is recorded. Changes in enacted laws, regulatory orders or decrees, management’s estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities

Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon the Company under such laws or expose the Company to third-party actions such as tort suits. The Company continues to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Uvalde, Texas, Springfield, Massachusetts, and three sites related to former operations in Williamstown, Vermont.

In addition, the Company is investigating the extent of environmental contamination and potential exposure at sites it recently acquired in connection with its acquisition of Textilease, and it is defending against claims concerning alleged environmental conditions with respect to a site once owned by a former subsidiary in Somerville, Massachusetts.

We routinely review and evaluate sites that may require remediation and monitoring and determine our estimated costs based on various estimates and assumptions. These estimates are developed using our internal sources or by third party environmental engineers or other service providers. Internally developed estimates are based on:

•	Management's judgment and experience in remediating and monitoring our sites;

•	Information available from regulatory agencies as to costs of remediation and monitoring;

•	The number, financial resources and relative degree of responsibility of other potentially responsible parties (PRPs) who may be liable for remediation and monitoring of a specific site; and

•	The typical allocation of costs among PRPs.

There is usually a range of reasonable estimates of the costs associated with each site. We generally use the amount within the range that constitutes our best estimate. Where we believe that both the amount of a particular liability and the timing of the payments are reliably determinable, we adjust the cost in current dollars using a rate of 3% for inflation until the time of expected payment and discount the cost to present value using risk-free rates of interest ranging from 4% to 5%.

For environmental liabilities that have been discounted, we include interest accretion, based on the effective interest method, in operating costs on the consolidated statement of income. The changes to our environmental liabilities for the year ended August 28, 2004 are as follows (in thousands):

Balance, August 29, 2003	$ 5,377
Obligations assumed in connection with Textilease acquisition	3,200
Costs incurred for which reserves have been provided	(859)
Insurance proceeds received	263
Interest accretion	429
Revision in estimates	259

Balance, August 28, 2004	$ 8,669

Anticipated payments and insurance proceeds of currently identified environmental remediation liabilities for the next five years and thereafter as measured in current dollars are reflected below.

	2005	2006	2007	2008	2009	Thereafter	Total
(In Thousands)
Estimated costs - current
dollars	$ 1,409	$ 1,420	$ 2,203	$ 823	$ 758	$ 8,975	$ 15,588
Estimated insurance proceeds	(266)	(247)	(247)	(266)	(247)	(3,818)	(5,091)

Net anticipated costs	$ 1,143	$ 1,173	$ 1,956	$ 557	$ 511	$ 5,157	$ 10,497

Effect of Inflation							2,975
Effect of Discounting							(4,803)

Balance, August 28, 2004							$ 8,669

Estimated insurance proceeds are primarily received from an annuity received as part of a legal settlement with an insurance company. Annual proceeds of approximately $330,000 are deposited into an escrow account which funds remediation and monitoring costs for three sites related to former operations in Williamstown, Vermont. Annual proceeds received but not expended in the current year accumulate in this account and may be used in future years for costs related to these sites through the year 2027. As of August 28, 2004 the balance in this escrow account, which is held in a trust and is not recorded on the Company’s consolidated balance sheet, was approximately $1.6 million. Also included in estimated insurance proceeds are amounts the Company is entitled to receive pursuant to legal settlements as reimbursements from three insurance companies for estimated costs at the site in Uvalde, Texas.

      Comment No. 11

        Using the guidance in paragraph 10 of SFAS 131, tell us how you determine your operating segments and how your Chief Operating Decision Maker reviews this information. Specifically discuss the measure of profit and loss reviewed by the chief operating decision maker. If you have aggregated several operating segments into one reportable segment, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

      Response to Comment No. 11

Identification of Operating Segments

        The Company has determined that its operating segments are the US and Canadian Rental and Cleaning operating segment(designs, manufactures and purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada), the Specialty Garments Rental and Cleaning operating segment(designs, manufactures and purchases, rents, cleans, delivers and sell, specialty garments and non-garment items primarily for nuclear and cleanroom applications) and the First Aid operating segment (sells first aid cabinet services and other safety supplies) as each of these three business operations meets the criteria of an operating segment in paragraph 10 of SFAS 131;

a.	They engage in business activities from which they may earn revenues and incur expenses

b.	Their results are regularly reviewed by the Company’s Chief Operating Decision Maker to make decisions about resources to be allocated to the segment and assess their performance, and

c.	There is discrete financial information available for each business operation.

        The key operating measures that are reviewed by the Chief Operating Decision Maker are revenues and the contribution (pre-tax income) of each of these operating segments.

Aggregation of Operating Segments

        The Company has aggregated the US and Canadian Rental and Cleaning operating segment and the Specialty Garments Rental and Cleaning operating segment into a single reportable segment. This single reportable segment (Rental and Cleaning) manufactures and purchases, rents, cleans, delivers and sells uniforms and protective clothing, specialty garments and non-garment items. The Company’s decision to aggregate these operating segments was based on the guidance provided by paragraph 17 of SFAS 131.

        The Company believes that the aggregation of these operating units is consistent with the objective and basic principle of SFAS 131 as described in paragraph 3 of SFAS 131. The Company also believes that the operating segments that have been aggregated have similar economic characteristics. The key economic measure that the Chief Operating Decision Makers use to evaluate the profit of theses segments is contribution (pre-tax income). Over the course of time, the US and Canadian Rental and Cleaning operating segment as well as the Specialty Garments Rental and Cleaning operating segment have and are expected to operate at similar contribution levels.

        The Company also believes that these two operating segments aggregated are similar in each of the following areas:

a.     The nature of the products and services

        Both of the aggregated operating segments provide their customers the rental, cleaning, delivery and sale of garments and non-garment items.

b.     The nature of the production processes

        The production processes for both aggregated operating segments include the washing, drying, sorting and delivery of garments and non-garment items. The production facilities for all of the locations in these operating segments are equipped with large industrial washers and dryers that are used to clean the garments and non-garment items. The process used to clean specialty garments, which include nuclear contaminated and cleanroom garments, is very similar to the process used to clean uniforms, protective clothing and non-garment items. In some cases, these processes are housed in the same facilities.

c.     The type of class of customer for their products and services

        There is a wide range of customers that are serviced by both of these operating segments, but all of the customers are businesses as opposed to consumers. Typical customers of the Specialty Garments Rental and Cleaning operating segment are government agencies, research and development laboratories, high-tech companies and utilities. The US and Canadian Rental and Cleaning operating segment serves businesses of all sizes in numerous industry categories including the types of customers served by the Specialty Garments Rental and Cleaning operating segment.

d.     The methods used to distribute their products or provide their services

        The distribution of the products is very similar for both of the operating segments. Distribution of the products typically occurs by truck, van or other vehicles. The Company’s drivers and other personnel will go to the customer sites to collect the garments and other non-garment items and bring them back to the Company’s facility for cleaning. The items are cleaned, sorted and delivered back to the customers.

e.     The nature of the regulatory environment

        The facilities included in both operating segments are subject to certain state and federal regulations regarding the disposal of the wastewater related to the cleaning of the garments and non-garment items. There are also similar but specific regulations from the Nuclear Regulatory Commission related to the Specialty Garments Rental and Cleaning operating segment due to the nuclear contaminated uniforms that are handled and cleaned by this operating segment.

        The remaining operating segment is the First Aid operating segment. However, this operating segment comprises less than 4% of the Company’s total revenues, pre-tax income and net assets. Therefore, based on the guidance in paragraph 18 of SFAS 131, the Company has determined that the First Aid operating segment does not need to be reported separately. The Company has considered paragraph 21 of SFAS 131 which states that information about operating segments that are not reportable shall be combined and disclosed in an “all other” category. However, the Company believes that due to the size of the First-Aid operating segment, disclosing this segment information separately is not material to the consolidated financial statements. The Company will continue using its current disclosure of one reportable segment in future filings.

        However, in future filings, the Company will modify its disclosure in Note 13 – Segment Reporting to be consistent with the Company’s responses in this letter. In addition, the Company will disclose in future filings geographic information that is consistent with the requirements of SFAS 131 as follows:

The Company’s long-lived assets and revenues as of and for the years ended August 28, 2004, August 30, 2003 and August 31, 2002 were attributed to the following countries (in thousands):

	2004
	Long-Lived Assets	Revenues
United States	$505,887	$673,006
Europe, Canada, and Mexico (1)	24,813	46,350

Total	$530,700	$719,356

	2003
	Long-Lived Assets	Revenues
United States	$335,869	$559,240
Europe, Canada, and Mexico (1)	22,881	37,696

Total	$358,750	$596,936

	2002
	Long-Lived Assets	Revenues
United States	$335,711	$546,085
Europe, Canada, and Mexico (1)	19,035	32,813

Total	$354,746	$578,898

(1)     There is no country with >10% of total long-lived assets or revenues

      Comment No. 12

        In future filings, please provide all valuation and qualifying accounts and reserves as is required by, and in accordance with, Rule 12-09 of Regulation S-X. For example, as you have material amounts of inventories and rental merchandise in service, provide the required information for reserves for excess and obsolete inventory.

      Response to Comment No. 12

        In future filings, the Company’s disclosure related to its Valuation and Qualifying Accounts will include its reserve for Excess and Obsolete inventory. The Company believes that its currently disclosed reserve for Accounts Receivable and its Excess and Obsolete Inventory Reserve are the only reserves that meet the requirement for disclosure of Rule 12-09 of Regulation S-X. The table below is how the disclosure would have been presented as of August 28, 2004, had the reserve for Excess and Obsolete inventory been included (in thousands).

Description	Balance, Beginning of Period	Charged to Costs and Expenses	Charges for Which Reserves Were Created or Deductions	Balance, End of Period
Allowance for Doubtful Accounts
For the year ended August 28, 2004	$2,611	$3,132	$(3,127)	$2,616

For the year ended August 30, 2003	$2,687	$3,066	$(3,142)	$2,611

For the year ended August 31, 2002	$3,237	$3,326	$(3,876)	$2,687

Reserve for Obsolete Inventory
For the year ended August 28, 2004	$1,082	$ 913	$ (869)	$1,126

For the year ended August 30, 2003	$1,100	$ 557	$ (575)	$1,082

For the year ended August 31, 2002	$ 856	$ 919	$ (675)	$1,100

      Comment No. 13

        Please comply with all of the above comments in your future filings as applicable.

      Response to Comment No. 13

        The Company will comply with all of the staff’s comments in future filings as applicable.

If you should have any questions about this letter, please call the undersigned at (978) 658-8888.

Very truly yours, By: /s/ John B. Bartlett John B. Bartlett, Senior Vice President and Chief Financial Officer